Exhibit 99.7

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	June 17, 2015 at 9.05 p.m.

Notification according to Chapter 9, Section 5 of the Finnish Securities Markets Act

Biotie Therapies Corp. (the “Company”) has today received a notification in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act from UCB S.A. (“UCB”).

The notification refers to the underwriting agreement to which UCB is a party and which has been entered into in relation to the U.S. public offering of American Depositary Shares representing the Company’s shares (the “U.S. Offering”), as announced by the Company.

The Company previously announced on June 16, 2015 that it had received a notification regarding possible changes in holdings of UCB. According to the previous notification, the completion of the U.S. Offering would lead to the number of shares in the Company held by UCB being reduced by 41,566,640 shares to 70 shares, which is less than 5 per cent of all the shares and votes in the Company.

According to the notification received today, the completion of the U.S. Offering on June 16, 2015 in accordance with the said underwriting agreement has led to the number of shares in the Company held by UCB having been reduced by 41,566,640 shares. As a consequence and according to the notification, UCB now holds 70 shares.

On the date of this release, the number of shares in the Company amounts to 980,851,935, of which 2,605,691 shares are held by the Company and its subsidiaries.

In Turku, June 17, 2015

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

David Cook, CFO
Tel. +358 2 2748 900, e-mail: david.cook@biotie.com

DISTRIBUTION:

NASDAQ OMX Helsinki Ltd
Main Media
www.biotie.com